This is not just a house, it's our home.


LOWE'S
Home Improvement Warehouse

Lowe's knows the difference...

IMPROVING **HOME** IMPROVEMENT™

Home is... a castle, a retreat, a place to grow and a place to make your own. In 2001, Americans returned their focus to all that home means — comfort, security, friends and family. And Lowe's was there, ready to help.

Lowe's employees are serving customers in metropolitan areas and hometowns from coast to coast in bright, clean, well-organized stores making shopping a pleasure. We plan to open 123 new stores in 2002, and will expand the Lowe's concept to our 43rd and 44th states.

Because Lowe's understands how important home is to our customers, we offer choices providing the best value for the dollar — from the products on our shelves to the services that make sure the job is done right the first time.

Home is the American dream. Lowe's has an unwavering commitment to homeowners pursuing their dream and the professionals who help them achieve it.

Company Profile Lowe's Companies, Inc. is a $22 billion retailer of a complete line of home improvement products and equipment. The company serves more than seven million do-it-yourself and commercial business customers each week through 744 stores in 42 states. Lowe's is the world's second largest home improvement retailer and the 14th largest retailer in the U.S.

Lowe's is in the midst of an aggressive expansion plan, opening a new store on average every three days. The company's current store prototype has a 121,000-square-foot sales floor with a lawn and garden center averaging an additional 30,000 square feet. At the beginning of 2002, our retail square footage totaled approximately 81 million square feet.

In 2001, Lowe's opened 115 new stores, the majority of which were in metropolitan markets. In 2002, the company plans to open 123 new stores and continue its emphasis on cities with populations greater than 500,000, such as New York, Boston, and Los Angeles.

Lowe's is an active supporter of the communities it serves. Through the Lowe's Heroes volunteer programs and Lowe's Home Safety Council, we provide help to civic groups with public safety projects and share important home safety and fire prevention information with neighborhoods across the country.

Headquartered in Wilkesboro, N.C., our 56-year-old company



employs more than 110,000 people. Approximately 7% of Lowe's stock is owned by employees through the company's Employee Stock Ownership Plan (ESOP) and its 401(k) plan.

Lowe's is committed to understanding and reflecting our communities' diverse cultures in our staffing, business partnerships and the products we sell. We are committed to making diversity and inclusion a natural part of the way we do business.

Lowe's has been a publicly held company since October 10, 1961. Our stock is listed on the New York Stock Exchange, with shares trading under the ticker symbol LOW.

For more information, visit Lowes.com.




Sales Growth
in billions of dollars
20
15
10
5
0
94 95 96 97 98 99 00 01
fiscal year
Earnings Growth
in millions of dollars
1,000
800
600
400
200
0
94 95 96 97 98 99 00 01
fiscal year

Financial Highlights

IN THOUSANDS, EXCEPT PER SHARE DATA

	Increase over 2000	Fiscal 2001	Fiscal 2000
Sales	17.7 %	$ 22,111,108	$ 18,778,559
Gross Margin	63 bps*	28.80 %	28.17 %
Pretax Earnings	26.8 %	$ 1,624,251	$ 1,281,440
Net Earnings	26.3 %	$ 1,023,262	$ 809,871
Earnings Per Share:			
Basic	25.5 %	$ 1.33	$ 1.06
Diluted	23.8 %	$ 1.30	$ 1.05
Cash Dividends Per Share	10.7 %	$ 0.08	$ 0.07

* *Basis points*

To our shareholders:



Robert L. Tillman
Chairman of the Board and
Chief Executive Officer

By any measure, 2001 was a challenging year. A year of change, introspection and progress.

In an economic and competitive environment where many companies faltered and others failed, Lowe's prevailed and prospered. The company opened 115 stores, bringing our total number to 744; achieved sales of $22.1 billion, a 17.7% increase over last year; and increased net earnings by 26.3%, to over one billion dollars, or $1.30 per share.

Importantly, this performance was balanced. The company's sales increases were a result of a strong performance from our new stores, and comparable stores (those open 13 months or longer) growing at a respectable 2.4% in 2001... despite a soft economy and waning consumer confidence. This balanced performance was also a product of: increases in both customer traffic *and* average ticket, a better sales mix resulting in higher gross margins, tighter cost controls, and an unrelenting commitment to business process improvement.

Our performance, as reported on our financial statements, reflects only the numerical successes we enjoy. The real story is what's behind the numbers. Our average ticket increase of two percentage points (the sixth consecutive annual increase) reflects the effectiveness of our displays, signing and training programs. Our gross margin improvement of 63 basis points suggests our focus on product line design is working. And our transaction count increase of over 15% illustrates our ability to attract and satisfy more customers than ever before with improved assortments, greater value, higher levels of service and better organized, easier-to-shop stores.

In the spring of 2001 we opened our first store in the Boston metropolitan area in Danvers, M.A. In the fall, we opened two stores in the New York City area, in Medford, N.Y., and North Bergen, N.J. The success of these stores again validates our metro strategy. We remain committed to building more stores in major metropolitan markets, where our stores typically perform above company averages. In fact, approximately 65% of the 123 stores we will open in 2002 are in metro locations.

But Lowe's is building more than stores. We're building a brand—the *Lowe's* brand. Great brands are like good friends. We'll go out of our way for them because we like and trust them. Successful brands make both an emotional as well as rational connection with consumers. And to the extent the brand is actually different and better than a competing brand, it achieves what all brands aspire to... loyalty and longevity.

Lowe's brand-building platform is designed to answer the "Why Lowe's?" question. Why should customers be expected to drive by one of Lowe's competitors to buy the products they need or want to maintain, repair or improve their homes?

The answer to this question forms the foundation of Lowe's merchandising and operational strategy. Today, Lowe's offers our customers reputable, reliable and, where appropriate and possible, *exclusive* national branded products. These brands are showcased in an efficient store environment that's clean, safe, well lit and well staffed. A store where friendly, informed and accessible employees are the rule, not the exception; where standards are maintained and uniformity is embraced; and where the merchandise offering is seamlessly integrated into a unique and consistently executed collection of supporting services.

Offering quality products at competitive prices, under the banner of a recognizable and dependable national brand, available only at Lowe's, is a fundamental element in answering the "Why Lowe's?" question. Clearly, exclusive brands play an important role in differentiating Lowe's from others. Today, within the Home Improvement Warehouse channel, Lowe's proudly promotes great names and exclusive products manufactured or licensed by: KitchenAid® and Whirlpool® appliances; Husqvarna® outdoor power equipment; Jenn-Air® gas grills; Pella® doors & windows; Cub Cadet® lawn mowers & tractors; Miracle-Gro® plants; Olympic® paint; Troybilt® tillers & tractors; Weyerhaeuser® ChoiceDek™ composite lumber; Alexander Julian® and Laura Ashley® rugs, wallpaper & window treatments and many more.

Another important merchandising and store operations initiative is our "Up The Continuum" strategy. Today, more than ever, our homeowner customers are spending more time in, and money on, their single most valuable asset...their home. And for the most part, they think of their expenditures as investments, which provide both current enjoyment as well as financial return.

Up The Continuum is simply recognizing the consumer's migration to quality when it comes to investing in their home. Customers tell us they want, and are willing to pay for, quality, brand-name merchandise that's unique, consistent with their lifestyle and tastes, and lasts longer and performs better. Lowe's merchants are shifting the product mix away from our historical dependency on opening-price-point merchandise on one end of the continuum to a more balanced mix within the middle and upper end of the lines, by profiling and marketing our assortments differently. We're not abandoning our opening price points, just focusing more of our resources (floor space, inventory investment and advertising) from the "Good" merchandise to the "Better, Best and Premium" products. This shift translates to a more profitable mix for both Lowe's and our vendors...and most importantly, a more satisfactory experience for our customers.

The "Why Lowe's?" story of differentiation isn't complete without the commitment and support of our 110,000-plus sales associates. Having the right products, in stock, at the right prices is "the cost of entry" into the consumer's wallet. Providing them accessible and knowledgeable assistance is essential to earn their loyalty and repeat business. We reach out to help our customers in many ways.

Our nearly 40 million household database, with complete customer profiles matched to item-specific purchasing behavior, provides Lowe's a wealth of information. This knowledge is used to communicate timely and pertinent announcements about new products or services, or advice about projects the customer may be considering.

Another way in which we communicate with our customers is through our national, network television campaign. Our successful "Improving Home Improvement"™ theme is more than an advertising tag line. "Improving Home Improvement" is a commitment we take seriously in helping our customers realize their full potential in maintaining, repairing or improving their homes. For example, our marketing programs are designed to communicate why certain products or brands are better than others in specific applications or situations.

Our two most effective communications vehicles are our customers and employees. We listen to our customers. We are very tuned into their likes and dislikes. What *they* need and what *we* need to serve them better. Our consumer research and customer feedback programs are second to none in retailing. And we use them. Customer polls are conducted every day in every store, and everyone, from store management to sales associates are financially rewarded for providing superior customer service.

But superior customer service can only be achieved when our sales associates have both the time and knowledge to help or add value to the customer transaction. To provide our employees the time they need to serve our customers effectively, we've undertaken a series of business process improvement initiatives. Projects designed to eliminate inefficiencies, bureaucracy and time-wasting tasks. We've supplanted these misspent activities with intensive training programs, more streamlined processes, and more "face time" with our customers in the aisles.

What will tomorrow's customers expect from Lowe's? They're telling us today. "Make my life easier." We're rising to the challenge with a variety of services designed to help our customers maximize the value, and optimize the enjoyment, of their homes. For product categories like flooring, kitchen cabinets and appliances, Lowe's offers quality and satisfaction-guaranteed installation by Lowe's trained and certified installers.

Lowe's is answering the customer's call for unique products to individualize their homes. Special order options provide hundreds of thousands of one-of-a-kind decorating, gardening and building options. And with new technology and the collaboration of vendors, logistics, merchandising and store operations, the entire special order transaction and delivery is seamless, painless and fast for all parties involved... from manufacturers to store personnel to customers.

And stocked merchandise flows even faster and more efficiently, resulting in improved inventory productivity and higher in-stock service levels. Our distribution network — supported by our replenishment and forecasting systems, and our regional distribution centers, specialty distribution centers and commodity reload centers — enables us to move product quickly and cost-effectively from the manufacturer to the shelf and ultimately into the hands and homes of our customers.

While factors are aligning to signal a recovery for 2002, the economic picture is still not clear. Yet, Lowe's approaches the coming year with confidence.

Programs we implemented in 2001 to streamline our processes and improve customer service are already paying off and will set the tone for the next decade.

Real estate plans result in building better located and more efficient stores which put our products and services within reach of homeowners in America's largest cities and towns.

Alliances we've created with manufacturers are providing premium choices for consumers in addition to the good-better-best offerings already in stores.

And, we're introducing the Lowe's advantage in homes across the country with marketing and advertising that is relevant to homeowners' needs.

In 2001, Lowe's marked a number of significant milestones. In October, we celebrated our 40th year as a public company. We also exceeded $22 billion in sales and $1 billion in earnings for the first time in our company's history.

As we enter 2002, our management team and our 110,000-plus employee-owners are committed to the continuous improvement that will deliver outstanding performance for our customers and shareholders: managing expenses, improving processes, driving sales and providing great service to our customers... in short, Improving ***Home*** Improvement.

Robert L. Tillman
Chairman of the Board and
Chief Executive Officer
April 15, 2002 Wilkesboro, NC

Lowe's knows the difference.

THERE'S NO PLACE LIKE (YOUR) HOME

It's easy to *say* you're a customer-focused company, but harder to *be* one. Through targeted research and well-planned expansion, Lowe's is focusing on customers from coast to coast— with a clean, bright shopping environment, products that say quality, and a range of services to make our customers' lives easier.

Lowe's serves over one million customers every day. They are homeowners and contractors, do-it-yourselfers as well as individuals and people who want to realize a vision, but have someone else do the heavy lifting.

Nearly 70% of Americans are homeowners, but the demographics are changing. Today's young adults are buying homes earlier in life than the generation before them. Single women are the fastest-growing segment of homebuyers, and baby boomers are building dream homes. Lowe's is positioned to take advantage of these trends and the continuing surge in home ownership.

For most people, a home is their largest single investment. And, once they become a homeowner, they usually begin immediately tailoring it to their own needs and tastes ... customizing it. Walking through a Lowe's store can be inspirational and aspirational. A can of paint can represent more than simply color on a wall. It can create a bold new attitude or result in a quiet retreat. Lowe's is sensitive to our customers' wants and desires, and listens to their ambitions and ideas, offers a wide selection of choices and provides them expert advice and counsel. The result: ultimate personalization ... home.



Lowe's caters to customers' needs for personalization — from custom window treatments to just the right appliance.


It's not just wood, nails,
and some paint. It's a
chance for my daughter to
see her first bluebird.



Lowe's trained associates know the tools of their trade, so they can help a weekend DIYer or a seasoned pro with in stock products or special order options.

WHAT YOU WANT

Consumers say they have enough "stuff." They want quality products and timely solutions. With more than 40,000 products in stock every day, and many more available by special order, Lowe's makes it easy for our customers to find quality and value. We continue to build on our aspirational, "Up The Continuum" strategy, without abandoning the opening price point on good, basic items for the most price-conscious consumers.

Quality is also about trust. Lowe's continues to expand installation services for a growing segment of time-starved homeowners. Customers trust the job will be done right because Lowe's stands behind it.

WHEN YOU WANT IT

When a major appliance breaks, it's not always possible to wait to replace it. Lowe's unmatched in-stock position and convenient credit options allow customers to get the appliance they need now, without missing a beat.

For commercial customers, time is more than numbers on a clock ... it's money in their pockets. Lowe's caters to the people who cater to homeowners. Time-saving Ready-to-Go orders, fax, phone and online ordering, professional products and supplies, job lot quantities, delivery, and a trained, dedicated staff who understand the pros' business needs are just some of the ways Lowe's is growing its business among this important customer group.

Lowe's centralized distribution strategy provides a better way to get products into our customers' hands and homes as quickly as possible. Over the past eight years, Lowe's has invested more than $400 million in seven distribution centers. Our state-of-the-art logistics technology drives cost and time out of the supply chain, helps Lowe's better manage inventory and inventory replenishment, and increases the in-stock position of our stores. As a result, customers find the products they want, when they want them, at a guaranteed low price.

WHERE YOU ARE

In 2001, Lowe's was closer to more homeowners than ever before as we opened 115 new stores, the majority of which were in metropolitan areas. Nearly 50% of our store base is now in cities with populations over 500,000, and metro areas account for 65% of our expansion plans for 2002.

Lowe's has invested wisely — building spacious, bright and eye-appealing stores. Our stores are young, approximately four years old on average, and well-positioned to meet the demands of today's consumers.


This is not just a gorgeous floor.
It's where my children will learn
to crawl...walk...dance.



They're not just "customers" to me. I have a contractor who needs a water heater delivered to a job site, and a homeowner who wants to be able to give his child a warm bath. Two people. Same product. Different needs.

The Lowe's brand is strong and growing because we offer products customers respect and installation services they trust.



BUILDING TRUST — BUILDING DREAMS

For the past two years, home improvement spending has been on the rise. Lowe's is capturing an increasing percentage of those dollars by providing products and services for the projects that dreams are made of.

At Lowe's, we build our brand by partnering with the best brand names in the business, like Porter Cable®, Pella, Delta®, and Whirlpool. We leverage the power of these respected names and offer our customers brands that are innovative and exclusive.

WE DO OUR HOMEWORK

Lowe's evaluates products based on quality, value, brand preferences, customer trends and shopping behavior. By constantly tweaking the mix of products in the store, we achieve higher average sales per customer, increase our gross margin, and enhance productivity for Lowe's and our vendors.

Lowe's brought success home in many product categories in 2001. Our best paint is now America's best. Lowe's exclusive American Tradition interior paint was rated a "Best Buy" by a leading consumer magazine. In 2001, appliance sales continued to perform well, and by the fourth quarter, Lowe's had commanded 10% of the nation's appliance business, with the highest share growth among any of the major players.

We continue to enhance the value equation for customers. This spring, Lowe's introduced Cub Cadet and Husqvarna lawn and garden equipment, previously unavailable outside specialty stores. The Waverly Home Classics® collection of wallcoverings, window treatments and drapery hardware, new in stores this year, is providing another opportunity for Lowe's to showcase our expertise in home décor.

Quality is essential, but to satisfy homeowners, it must be at the right price. Lowe's everyday low price policy and 10% price guarantee means our customers don't have to search for sales to get the best price on the products they need for their homes.


LOWE'S
COMPAQ
It's not just marketing.
It's messages that hit home.


Existing Stores
New Stores in 2001
Distribution Centers

Lowe's Stores
(Includes projected store openings in fiscal 2002)

AK....2	IA 5	MS....11	PA 35
AL....25	ID 2	MT....1	RI 3
AR....9	IL.....16	NC....74	SC 31
AZ....12	IN 32	NE....3	SD....1
CA....44	KS 6	NJ 18	TN....36
CO....8	KY....23	NM ...4	TX 75
CT 5	LA....14	NV....8	UT....9
DE....5	MA ...6	NY....16	VA 46
FL 50	MD ...21	OH....57	WA ...25
GA....37	MI....27	OK....16	WV ...12
HI....2	MO ...21	OR....5	WY ...1
			TOTAL 859

WE SPEAK YOUR LANGUAGE

Lowe's has been welcomed into over 100 million living rooms, or 98% of all households in the country, since we launched national, network advertising in prime time. In concert with regional television, radio and newspaper ads, this strategy is building awareness across the country and furthering the serious work of making Lowe's Home Improvement Warehouse a household name.

Not only does Lowe's invest heavily in mass market media, we also believe that special media and sponsorship programs further endear Lowe's to American families. As official home improvement supplier to Biltmore Estate in Asheville, N.C., a national historic landmark, Lowe's is taking care of America's largest home. Through *Specialties of the House*, a series of how-to vignettes, Lowe's and the Biltmore Estate are giving viewers rare, behind-the-scenes insights into how experts maintain, decorate and preserve this masterpiece and how they can do the same in their own homes.

Because we know our customers, Lowe's has the ability to speak to them in ways relevant to their lifestyles. Lowe's *Creative Ideas* magazine offers inspiration to more than 20 million homeowners annually, while our *Garden Club* and *Woodworker's Club* publications get to the heart of some of America's favorite past times. Award-winning customer relationship marketing programs also create bonds with repair and remodeling pros and property managers for whom home improvement is a profession as well as a passion.

The combination of bricks and clicks speaks volumes to customers who want to shop online, or just do their homework before visiting a store. Lowes.com lets visitors customize their experience based on personal interests in everything from home décor to running a deck-building business, learn about a brand, shop for a product or apply for a position at Lowe's.

Team 48 is driving home the Lowe's message with customers, employees and race fans. Popular rookie driver Jimmie Johnson, part of the winning Hendrick Motorsports team, is already making an impressive showing for Lowe's Team 48, and Lowesracing.com has become one of the most-accessed fan sites in racing.

Lowe's marketing speaks to customers in ways that are meaningful to their lifestyles.





Great service, low prices and a commitment to our communities. We promise.

LOWE'S IS GREAT PEOPLE...

More than 110,000 strong, Lowe's employees are our most important contact with our customers, so Lowe's arms them with knowledge that helps them provide consistently outstanding service. Lowe's believes developing the next generation of managers is the best investment a company can make. Our intense training program ensures that we have a full pipeline of skilled managers to fuel Lowe's aggressive growth.

Business process improvement initiatives are helping employees work smarter. Lowe's strategically positions employees in each department to meet demand during peak shopping hours. We are also reducing time spent on administrative tasks so employees can increase the time they have available to share their expertise and provide assistance to our customers.

Treating people with dignity and respect has always been a part of the way Lowe's does business. We are leveraging the value of diversity and inclusion to create a shopping and working environment where all people feel welcomed. In 2001, Lowe's was named Corporation of the Year by two organizations: the Southeast Region of the NAACP for community outreach, and the North Carolina Vocational Rehabilitation Agency for recruitment and retention of disabled employees.

Lowe's rewards employees with a benefits package considered one of the best in retail—competitive pay, incentives, stock options, discounted stock purchases and an Employee Stock Ownership Plan. As employees excel in taking care of the customer, they benefit from increased contributions to their ESOP, and shareholders win through enhanced earnings.

...WHO CARE ABOUT THEIR COMMUNITIES

As a responsible corporate citizen, Lowe's supports charitable efforts that help our communities feel safe and secure at home. A major sponsor of disaster relief efforts, Lowe's has raised more than $1.5 million to help victims of storms and floods over the past three years. In addition, with our employees, customers and vendors, Lowe's raised more than $6 million in cash and product for relief following the September 11 tragedy. And we demonstrated the Power of Pride with community events to support America's military families at home and abroad.

Lowe's helped turn the first shovel of dirt as a founding sponsor of the National Garden, a living, outdoor museum adjacent to the U.S. Botanic Garden in the heart of the nation's capital. The Garden is scheduled for completion in 2004.


LOWE'S
Home Improvement Warehouse
Customer Servi
It's not just a job.
It's my career and my future.

IMPROVING *HOME* IMPROVEMENT

Lowe's understands what home means to our customers — as an investment as well as a comfortable haven for family and friends. Lowe's knows the difference between a product and the way people use it to improve their lives. We offer the right mix of products for any price range, and are expanding into more premium brands and exclusive items that our customers increasingly tell us they want. Our technology and infrastructure helps get these products into customers' hands and homes quickly.

Lowe's is building a presence in America's largest cities and continuing to serve customers from coast to coast with bright, well-organized stores to provide a more rewarding shopping experience. An emphasis on metropolitan area expansion will continue to drive our growth into the foreseeable future.

Lowe's strategy is working. Milestones we reached in 2001— achieving sales in excess of $22 billion, earnings over $1 billion and celebration of our 40th year as a public company — are stepping stones on our path to a bright and prosperous future.

For our employees, our customers, communities, suppliers and shareholders, Lowe's is doing what it takes every day to become the best retailer in the 21st Century —Improving *Home* Improvement.



Indoors and out — investments you can appreciate while they appreciate.



This is not just our home.
It's an investment.

Financial Information

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF LOWE'S COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 1, 2002 and February 2, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 1, 2002, appearing on pages 25 through 38. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at February 1, 2002 and February 2, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Charlotte, North Carolina
February 19, 2002

Management's Responsibility for Financial Reporting

Lowe's management is responsible for the preparation, integrity and fair presentation of its published financial statements. These statements have been prepared in accordance with generally accepted accounting principles in the United States of America and, as such, include amounts based on management's best estimates and judgments. Lowe's management also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The Company's financial statements have been audited by the independent accounting firm Deloitte & Touche LLP, which was given unrestricted access to all financial records and related data. The Company believes that all representations made to the independent auditors during their audits were valid and appropriate. Deloitte & Touche's audit report presented herein provides an independent opinion upon the fairness of the financial statements.

The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to Lowe's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes appropriate divisions of responsibility, established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Company, and the careful selection, training and development of its people. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Board of Directors, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its audit committee, provides oversight to the financial reporting process.

Robert L. Tillman
Chairman of the Board and Chief Executive Officer

Robert A. Niblock
Executive Vice President and Chief Financial Officer

Disclosure Regarding Forward-Looking Statements

Our Annual Report talks about our future, particularly in the sections titled "To Our Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our expectations are reasonable, we can't guarantee them and you should consider this when thinking about statements we make that aren't historical facts. Some of the things that could cause our actual results to differ substantially from our expectations are:

* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts and existing home sales, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn affecting consumer confidence in making housing and home improvement expenditures, could affect sales because a portion of our inventory is purchased for discretionary projects, which can be delayed.
* Our expansion strategy may be impacted by environmental regulations, local zoning issues and delays, availability and development of land, and more stringent land use regulations than we have traditionally experienced as well as the availability of sufficient labor to facilitate our growth.
* Many of our products are commodities whose prices fluctuate erratically within an economic cycle, a condition especially true of lumber and plywood.
* Our business is highly competitive, and as we expand to larger markets we may face new forms of competition which do not exist in some of the markets we have traditionally served.
* The ability to continue our everyday competitive pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of inventory at competitive prices.
* On a short-term basis, weather may affect sales of product groups like nursery, lumber, and building materials.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the Company's consolidated operating results, liquidity and capital resources during the three-year period ended February 1, 2002 (i.e., fiscal years 2001, 2000, and 1999). Fiscal years 2001 and 1999 contain 52 weeks of sales and expenses compared to Fiscal 2000, which contains 53 weeks. This discussion should be read in conjunction with the financial statements and financial statement footnotes included in this annual report.

On May 25, 2001, the Company's Board of Directors approved a two-for-one split of the Company's common stock. As a result, shareholders received one additional share on June 29, 2001 for each share held as of the record date on June 8, 2001. The par value of the Company's common stock remained $0.50. All related financial information presented, including per share data, reflects the effects of the stock split.

ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of the results of operations and financial condition are based on the Company's financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The Company's significant accounting polices are described in Note 1 to the consolidated financial statements. Management believes that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

The Company records an inventory reserve for the loss associated with selling discontinued inventories at below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventories. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near-term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously recorded shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

The Company is self-insured for certain losses relating to worker's compensation, automobile, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could significantly differ from recorded self-insurance liabilities.

OPERATIONS

Net earnings for 2001 increased 26% to $1.02 billion or 4.6% of sales compared to $809.9 million or 4.3% of sales for 2000. Net earnings for 2000 increased 20% to $809.9 million or 4.3% of sales compared to $672.8 million or 4.2% of sales for 1999. Diluted earnings per share were $1.30 for 2001 compared to $1.05 for 2000 and $0.88 for 1999. Return on beginning assets was 9.0% for both 2001 and 2000, and return on beginning shareholders' equity was 18.6% for 2001 compared to 17.2% for 2000.

The Company recorded sales of $22.1 billion in 2001, an 18% increase over 2000 sales of $18.8 billion. Sales for 2000 were 18% higher than 1999 levels. Comparable store sales increased 2.4% in 2001. The increases in sales are attributable to the Company's ongoing store expansion and relocation program. Stabilization in lumber and building material prices, as well as improved sales in most merchandising categories, brought about the comparable store sales increase. During the year, the Company experienced its strongest sales increases in building materials, paint, appliances and flooring. The following table presents sales and store information:

	2001	2000	1999
Sales (in millions)	$22,111	$18,779	$15,906
Sales Increases	18%	18%	19%
Comparable Store Sales Increases	2%	1%	6%
At end of year:			
Stores	744	650	576
Sales Floor Square Feet (in millions)	80.7	67.8	57.0
Average Store Size Square Feet (in thousands)	108	104	99

Gross margin in 2001 was 28.8% of sales compared to 28.2% in 2000. Both of these years showed improvement over the 27.5% rate achieved in 1999. Margin improvements have continued during 2001, primarily resulting from continued progress in line reviews, better buying and product mix improvements.

Selling, general and administrative expenses (SG&A) were $3.9 billion or 17.7% of sales in 2001. SG&A in the two previous years were $3.3 and $2.8 billion or 17.8% and 17.4% of sales, respectively. During 2001, SG&A increased 17% compared to the 18% increase in sales. In 2000 SG&A increased 21% compared to the 18% sales increase. The leverage in SG&A during 2001 is primarily attributable to expense controls involving payroll and advertising costs. The increase in SG&A during 2000 was primarily attributable to an increase in store salaries combined with lower than expected sales levels.

Store opening costs, which were expensed as incurred, were $139.9 million for 2001 compared to $131.8 and $98.4 million in 2000 and 1999, respectively. These costs are associated with the opening of 115 stores in 2001 (101 new and 14 relocated). This compares to 100 stores in 2000 (80 new and 20 relocated) and 91 stores in 1999 (60 new and 31 relocated). As a percentage of sales, store opening costs were 0.6% for 2001 compared to 0.7% and 0.6% in 2000 and 1999, respectively. Store opening costs averaged approximately $1.2 million, $1.1 million and $1.0 million per store in 2001, 2000 and 1999, respectively.

Depreciation, reflecting continued fixed asset expansion, increased 26% to $516.8 million in 2001, compared to increases of 21% and 17% in 2000 and 1999, respectively. Depreciation as a percentage of sales was 2.4% for 2001, a slight increase from 2.2% in 2000 and 2.1% in 1999. Approximately 25% of new stores opened in the last three years have been leased, of which approximately 9% were under capital leases. Property less accumulated depreciation increased to $8.7 billion at February 1, 2002 compared to $7.0 billion at February 2, 2001. The increase in property resulted primarily from the Company's store expansion program, including land, building, store equipment, fixtures and displays.

Net interest costs as a percent of sales were 0.8% for 2001, 0.7% for 2000 and 0.5% for 1999. Net interest costs totaled $173.5 million in 2001, $120.8 million in 2000, and $84.9 million in 1999. Interest costs have increased due to an increase in debt levels. Interest costs relating to capital leases were $40.4, $42.0 and $42.6 million for 2001, 2000 and 1999, respectively. See the discussion of liquidity and capital resources below.

The Company's effective income tax rates were 37.0%, 36.8% and 36.7% in 2001, 2000, and 1999, respectively. The higher rates in 2001 and 2000 were primarily related to expansion into states with higher state income tax rates.

LIQUIDITY AND CAPITAL RESOURCES

The following tables summarize the Company's significant contractual obligations and commercial commitments.

Contractual Obligations (In Thousands)	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short-Term Debt	$ 100,000	$100,000	$ -	$ -	$ -
Long-Term Debt	3,826,290	40,321	64,494	616,674	3,104,801
Capital Lease Obligations	851,533	59,345	118,020	114,210	559,958
Operating Leases	2,991,367	187,705	379,349	358,586	2,065,727
Total Contractual Cash Obligations	$7,769,190	$387,371	$561,863	$1,089,470	$5,730,486

The primary sources of liquidity are cash flows from operating activities and certain financing activities, along with various lines of credit. Net cash provided by operating activities was $1.6 billion for 2001. This compares to $1.1 billion and $1.2 billion in 2000 and 1999, respectively. The increase in cash provided by operating activities during 2001 resulted primarily from increased net earnings, the funding of the Company's ESOP with the issuance of common stock versus cash in the prior year and improved inventory management. The decrease in cash provided by operating activities during 2000 was primarily the result of a year-over-year increase in inventories that exceeded the increase in accounts payable, which was partially offset by increased earnings and an increase in other operating liabilities. Working capital at February 1, 2002 was $1.9 billion compared to $1.2 billion at February 2, 2001.

The primary component of net cash used in investing activities continues to be new store facilities in connection with the Company's expansion plan. Cash acquisitions of fixed assets were

$2.2 billion for 2001. This compares to $2.3 billion and $1.5 billion for 2000 and 1999, respectively. Retail selling space as of February 1, 2002 increased 19% over the selling space as of February 2, 2001. The February 2, 2001 selling space total of 67.8 million square feet represents a 19% increase over 1999. Investing activities also include noncash transactions of capital leases for new store facilities and equipment, the result of which is to increase long-term debt and property.

Cash flows provided by financing activities were $929.5 million in 2001, $1.1 billion in 2000 and $583.5 million in 1999. The cash provided by financing activities in 2001 primarily resulted from the issuance of $580.7 million aggregate principal amount of senior convertible notes due October 2021 and $1.005 billion aggregate principal amount of convertible notes due February 2021. These cash inflows were offset by a decrease in cash due to the payment of $59.9 million in cash dividends, $63.8 million in scheduled debt maturities and the repayment of $150 million in short-term borrowings. In 2000, cash provided by financing activities included the issuance of $500 million principal amount of 8.25% notes due June 2010 and $500 million principal amount of 7.50% notes due December 2005. These proceeds were offset by a decrease in cash of $53.5 million from cash dividend payments and $61.3 million in scheduled debt repayments. Major financing activities during 1999 included cash received from the issuance of $400 million principal amount of 6.5% debentures due March 2029 and $348.3 million in net proceeds from a common stock offering. These proceeds were offset by cash dividend payments of $47.6 million and $108.3 million of scheduled debt repayments. The ratio of long-term debt to equity plus long-term debt was 36.2%, 33.3% and 27.6% as of the fiscal years ended 2001, 2000, and 1999, respectively.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of .8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021, the maturity date of the notes, a holder will receive $1,000 per note, representing a yield to maturity of 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if (1) the sale price of the Company's common stock reaches specified thresholds, (2) the credit rating of the notes is below a specified level, (3) the notes are called for redemption, or (4) specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their notes in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time on or after October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. None of the conditions that permitted conversion were satisfied at February 1, 2002.

In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021 at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in the control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holders' notes.

In August 2001, the Company completed an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in August 2002, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Any loans made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at February 1,

2002. Fifteen banking institutions are participating in the $800 million senior credit facility and, as of February 1, 2002, there were no outstanding loans under the facility. This facility replaces a $300 million revolving credit agreement. At February 2, 2001, the Company had $149.8 million of commercial paper outstanding supported by the $300 million facility.

The Company has several lines of credit available which can provide additional liquidity. In December 2001, the Company completed a $100 million revolving credit and security agreement, expiring in December 2002 and renewable annually with a financial institution. The Company intends to renew this facility in December 2002. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $100 million outstanding at February 1, 2002 under this agreement, and $134.7 million in accounts receivable pledged as collateral. This agreement replaced a $100 million revolving credit agreement which expired in November 2001.

In addition, $25 million was available as of February 1, 2002, and $100 million was available on February 2, 2001, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of February 1, 2002 or February 2, 2001.

Seven banks have extended lines of credit aggregating $276.5 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit issued. Outstanding letters of credit totaled $162.2 million as of February 1, 2002 and $133.2 million as of February 2, 2001.

The Company has three operating lease agreements whereby lessors have committed to purchase land, fund construction costs, and lease properties to the Company. The initial lease terms are five years with two five-year renewal options. One initial term expires in 2005 and the two remaining initial lease terms expire in 2006. The agreements contain guaranteed residual values up to a portion of the properties' original cost and purchase options at original cost for all properties under the agreements. The agreements contain certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company has financed four regional distribution centers, two of which are under construction, and 14 retail stores through these lease agreements. Total commitments under these operating lease agreements as of February 1, 2002 and February 2, 2001, were $329.4 and $236.1 million, respectively. Outstanding advances under those commitments were $201.1 and $167.7 million as of February 1, 2002 and February 2, 2001. Payments related to these lease agreements have been included in the significant contractual obligations and commercial commitments table presented previously.

The Company's 2002 capital budget is currently at $2.8 billion, inclusive of approximately $307 million of operating or capital leases. Approximately 96% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2002 consist of approximately 123 stores, including approximately eight relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 18%. Approximately 4% of the 2002 projects will be leased and 96% will be owned. At February 1, 2002, the Company operated seven regional distribution centers. During 2001, the Company began construction on two additional regional distribution centers. The first is located in Cheyenne, Wyoming, and is expected to be operational in the third quarter of 2002 and the second is located in Northampton, North Carolina, which is expected to be operational in late 2002.

The Company believes that funds from operations, funds from debt issuances, leases and existing short-term lines of credit will be adequate to finance the 2002 expansion plan and other operating requirements. However, general economic downturns, fluctuations in the prices of products, unanticipated impact arising from competition and adverse weather conditions could have an effect on funds generated from operations and our expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. The $100 million revolving credit and security agreement requires a minimum investment grade rating in order to receive funding. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in the Company's debt rating or a decrease in the Company's stock price. Holders of the Company's $580.7 million Senior Convertible notes may convert their notes into the Company's common stock if the minimum investment grade rating is not maintained.

MARKET RISK

The Company's major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. The Company's policy is to manage interest rate risks by maintaining a combination of fixed and variable rate financial instruments. The following tables summarize the Company's market risks associated with long-term debt, excluding capitalized leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts, as of February 1, 2002 and February 2, 2001. The fair values included below were determined using quoted market rates or interest rates that are currently available to the Company on debt with similar terms and remaining maturities.

LONG-TERM DEBT MATURITIES BY FISCAL YEAR

Long-Term Debt Maturities by Fiscal Year
February 1, 2002

(Dollars in Millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2002	$ 40.2	7.65%	$ 0.1	1.55%
2003	8.7	7.66	0.1	1.55
2004	55.6	7.98	0.1	1.55
2005	608.9	7.32	0.1	1.55
2006	7.7	7.70	–	NA
Thereafter	3,102.7	4.54%	2.1	1.65%
Total	$ 3,823.8		$ 2.5	
Fair Value	$ 3,811.3		$ 2.5	

Long-Term Debt Maturities by Fiscal Year
February 2, 2001

(Dollars in Millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2001	$ 26.1	7.58%	$ 0.1	4.60%
2002	43.2	7.63	0.1	4.60
2003	11.9	7.58	0.1	4.60
2004	59.1	7.95	0.1	4.60
2005	612.7	7.32	0.1	4.60
Thereafter	1,534.0	7.30%	2.1	4.27%
Total	$ 2,287.0		$ 2.6	
Fair Value	$ 2,269.1		$ 2.6	

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 will be effective for the Company for the fiscal year beginning February 2, 2002. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the company is legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 is effective for the Company for the fiscal year beginning February 1, 2003. Management does not believe that the initial adoption of these standards will have a material impact on the Company's financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In Thousands, Except Per Share Data) Years Ended on	February 1, 2002	% Sales	February 2, 2001	% Sales	January 28, 2000	% Sales
Net Sales	**$ 22,111,108**	**100.0%**	**$ 18,778,559**	**100.0%**	**$ 15,905,595**	**100.0%**
Cost of Sales	15,743,267	71.2	13,487,791	71.8	11,525,013	72.5
Gross Margin	**6,367,841**	**28.8**	**5,290,768**	**28.2**	**4,380,582**	**27.5**
Expenses:						
Selling, General and Administrative (Note 5)	3,913,355	17.7	3,348,060	17.8	2,772,428	17.4
Store Opening Costs	139,870	0.6	131,825	0.7	98,448	0.6
Depreciation	516,828	2.4	408,618	2.2	337,359	2.1
Interest (Note 15)	173,537	0.8	120,825	0.7	84,852	0.5
Nonrecurring Merger Costs (Note 2)	-	-	-	-	24,378	0.2
Total Expenses	**4,743,590**	**21.5**	**4,009,328**	**21.4**	**3,317,465**	**20.8**
Pre-Tax Earnings	1,624,251	7.3	1,281,440	6.8	1,063,117	6.7
Income Tax Provision (Note 13)	600,989	2.7	471,569	2.5	390,322	2.5
Net Earnings	**$ 1,023,262**	**4.6%**	**$ 809,871**	**4.3%**	**$ 672,795**	**4.2%**
Basic Earnings Per Share (Note 9)	**$ 1.33**		**$ 1.06**		**$ 0.88**	
Diluted Earnings Per Share (Note 9)	**$ 1.30**		**$ 1.05**		**$ 0.88**	
Cash Dividends Per Share	**$ 0.08**		**$ 0.07**		**$ 0.06**	

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

(In Thousands, Except Par Value Data)	February 1, 2002	% Total	February 2, 2001	% Total
Assets				
Current Assets:				
Cash and Cash Equivalents	$ 798,839	5.8 %	$ 455,658	4.0 %
Short-Term Investments (Note 3)	54,389	0.4	12,871	0.1
Accounts Receivable — Net (Notes 1 and 6)	165,578	1.2	160,985	1.4
Merchandise Inventory (Note 1)	3,610,776	26.3	3,285,370	28.9
Deferred Income Taxes (Note 13)	92,504	0.7	81,044	0.7
Other Current Assets	198,306	1.4	161,498	1.5
Total Current Assets	**4,920,392**	**35.8**	**4,157,426**	**36.6**
Property, Less Accumulated Depreciation (Notes 4 and 7)	8,653,439	63.0	7,034,960	61.9
Long-Term Investments (Note 3)	21,660	0.2	34,690	0.3
Other Assets (Note 5)	140,728	1.0	131,091	1.2
Total Assets	**$13,736,219**	**100.0 %**	**$11,358,167**	**100.0 %**
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-Term Borrowings (Note 6)	$ 100,000	0.7 %	$ 249,829	2.2 %
Current Maturities of Long-Term Debt (Note 7)	59,259	0.5	42,341	0.4
Accounts Payable	1,714,776	12.5	1,714,370	15.1
Employee Retirement Plans (Note 12)	126,339	0.9	75,656	0.7
Accrued Salaries and Wages	220,885	1.6	166,392	1.4
Other Current Liabilities (Note 5)	795,571	5.8	662,410	5.8
Total Current Liabilities	**3,016,830**	**22.0**	**2,910,998**	**25.6**
Long-Term Debt, Excluding Current Maturities (Notes 7, 8 and 11)	3,734,011	27.2	2,697,669	23.8
Deferred Income Taxes (Note 13)	304,697	2.2	251,450	2.2
Other Long-Term Liabilities	6,239	-	3,165	-
Total Liabilities	**7,061,777**	**51.4**	**5,863,282**	**51.6**
Shareholders' Equity (Note 10):				
Preferred Stock — $5 Par Value, none issued	-	-	-	-
Common Stock — $.50 Par Value;				
Shares Issued and Outstanding				
February 1, 2002 775,714				
February 2, 2001 766,484	387,857	2.8	383,242	3.4
Capital in Excess of Par Value	1,804,161	13.2	1,595,148	14.0
Retained Earnings	4,481,734	32.6	3,518,356	31.0
Unearned Compensation — Restricted Stock Awards	-	-	(2,312)	-
Accumulated Other Comprehensive Income	690	-	451	-
Total Shareholders' Equity	**6,674,442**	**48.6**	**5,494,885**	**48.4**
Total Liabilities and Shareholders' Equity	**$13,736,219**	**100.0 %**	**$11,358,167**	**100.0 %**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

(In Thousands)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Unearned Compensation Restricted Stock Awards	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance January 29, 1999	**748,776**	**$ 374,388**	**$1,138,622**	**$2,136,727**	**$ (30,387)**	**$ 417**	**$ 3,619,767**
Comprehensive Income:							
Net Earnings				672,795			
Other comprehensive income, net of income taxes and reclassification adjustments: unrealized loss on available-for-sale securities (Note 10)						(837)	
Total Comprehensive Income							671,958
Tax Effect of Non-qualified Stock Options Exercised			9,888				9,888
Cash Dividends				(47,558)			(47,558)
Common Stock Offering	12,414	6,206	342,094				348,300
Employee Stock Options Exercised (Note 10)	1,664	832	20,204				21,036
Stock Issued to ESOP (Notes 12 and 15)	2,156	1,078	58,434				59,512
Shares Issued to Directors (Note 10)	32	16	35				51
Unearned Compensation — Restricted Stock Awards (Note 10)	(324)	(162)	(4,840)		17,519		12,517
Balance January 28, 2000	**764,718**	**$ 382,358**	**$1,564,437**	**$2,761,964**	**$ (12,868)**	**$ (420)**	**$ 4,695,471**
Comprehensive Income:							
Net Earnings				809,871			
Other comprehensive income, net of income taxes and reclassification adjustments: unrealized gain on available-for-sale securities (Note 10)						871	
Total Comprehensive Income							810,742
Tax Effect of Non-qualified Stock Options Exercised			7,465				7,465
Cash Dividends				(53,479)			(53,479)
Employee Stock Options Exercised (Note 10)	1,256	628	11,432				12,060
Directors' Stock Options Exercised (Note 10)	144	72	358				430
Employee Stock Purchase Plan (Note 10)	874	438	14,451				14,889
Unearned Compensation — Restricted Stock Awards (Note 10)	(508)	(254)	(2,995)		10,556		7,307
Balance February 2, 2001	**766,484**	**$ 383,242**	**$1,595,148**	**$3,518,356**	**$ (2,312)**	**$ 451**	**$ 5,494,885**
Comprehensive Income:							
Net Earnings				1,023,262			
Other comprehensive income, net of income taxes and reclassification adjustments: unrealized gain on available-for-sale securities (Note 10)						239	
Total Comprehensive Income							1,023,501
Tax Effect of Non-qualified Stock Options Exercised			35,019				35,019
Cash Dividends				(59,884)			(59,884)
Employee Stock Options Exercised (Note 10)	5,622	2,811	74,709				77,520
Directors' Stock Options Exercised (Note 10)	32	16	87				103
Stock Issued to ESOP (Notes 12 and 15)	1,946	973	62,476				63,449
Employee Stock Purchase Plan (Note 10)	1,688	844	37,093				37,937
Unearned Compensation — Restricted Stock Awards (Note 10)	(58)	(29)	(371)		2,312		1,912
Balance February 1, 2002	**775,714**	**$ 387,857**	**$1,804,161**	**$4,481,734**	**$ –**	**$ 690**	**$ 6,674,442**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In Thousands) Years Ended On	February 1, 2002	February 2, 2001	January 28, 2000
Cash Flows From Operating Activities:			
Net Earnings	$ 1,023,262	$ 809,871	$ 672,795
Adjustments to Reconcile Net Earnings to Net Cash Provided By Operating Activities:			
Depreciation and Amortization	534,102	409,511	337,822
Deferred Income Taxes	41,658	23,284	13,439
Loss on Disposition/Writedown of Fixed and Other Assets	38,930	22,733	51,520
Tax Effect of Stock Options Exercised	35,019	7,465	9,888
Changes in Operating Assets and Liabilities:			
Accounts Receivable — Net	(4,593)	(13,084)	(3,973)
Merchandise Inventory	(325,406)	(473,009)	(427,661)
Other Operating Assets	(36,792)	(59,651)	(50,324)
Accounts Payable	406	158,419	335,408
Employee Retirement Plans	113,823	(26,357)	76,024
Other Operating Liabilities	192,640	270,527	182,223
Net Cash Provided by Operating Activities	**1,613,049**	**1,129,709**	**1,197,161**
Cash Flows from Investing Activities:			
(Increase) Decrease in Investment Assets:			
Short-Term Investments — Net	(29,958)	75,738	(50,998)
Purchases of Long-Term Investments	(1,042)	(13,951)	(12,413)
Proceeds from Sale/Maturity of Long-Term Investments	2,878	750	2,531
Increase in Other Long-Term Assets	(13,661)	(51,675)	(53,028)
Fixed Assets Acquired	(2,199,108)	(2,331,922)	(1,472,348)
Proceeds from the Sale of Fixed and Other Long-Term Assets	41,557	71,399	67,837
Net Cash Used in Investing Activities	**(2,199,334)**	**(2,249,661)**	**(1,518,419)**
Cash Flows from Financing Activities:			
Net (Decrease) Increase in Short-Term Borrowings	(149,829)	157,354	(24,600)
Long-Term Debt Borrowings	1,087,071	1,014,878	394,588
Repayment of Long-Term Debt	(63,762)	(61,285)	(108,309)
Proceeds from Stock Offering	-	-	348,300
Proceeds from Employee Stock Purchase Plan	37,937	14,889	-
Proceeds from Stock Options Exercised	77,933	12,131	21,085
Cash Dividend Payments	(59,884)	(53,479)	(47,558)
Net Cash Provided by Financing Activities	**929,466**	**1,084,488**	**583,506**
Net Increase (Decrease) in Cash and Cash Equivalents	343,181	(35,464)	262,248
Cash and Cash Equivalents, Beginning of Year	455,658	491,122	228,874
Cash and Cash Equivalents, End of Year	**$ 798,839**	**$ 455,658**	**$ 491,122**

See accompanying notes to consolidated financial statements.

NOTE 1 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is the world's second largest home improvement retailer and operated 744 stores in 42 states at February 1, 2002. Below are those accounting policies considered to be significant.

Fiscal Year The Company's fiscal year ends on the Friday nearest January 31. The fiscal years ended February 1, 2002 and January 28, 2000 had 52 weeks. The fiscal year ended February 2, 2001 had 53 weeks. All references herein for the years 2001, 2000 and 1999 represent the fiscal years ended February 1, 2002, February 2, 2001 and January 28, 2000, respectively.

Stock Split On May 25, 2001, the Company's Board of Directors approved a two-for-one split of the Company's common stock. As a result, shareholders received one additional share on June 29, 2001 for each share held as of the record date on June 8, 2001. The par value of the Company's common stock remained $0.50. All related financial information presented, including per share data, reflects the effects of the stock split.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents Cash and cash equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less when purchased.

Investments The Company has a cash management program which provides for the investment of cash balances, not expected to be used in current operations, in financial instruments that have maturities of up to five years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of tax-exempt notes and bonds, corporate notes, municipal preferred tax-exempt stock and repurchase agreements.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments The Company does not use derivative financial instruments for trading purposes. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138, with the fiscal year beginning February 3, 2001. The adoption of this standard had no material impact on the Company's financial statements.

Accounts Receivable The majority of accounts receivable arise from sales to commercial business customers. The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $4.9 million at February 1, 2002 and $2.0 million at February 2, 2001.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with Monogram Credit Card Bank of Georgia (the Bank), a wholly owned subsidiary of General Electric Capital Corporation (GECC), consumer credit is extended directly to customers by the Bank and all credit program related services are performed and controlled directly by the Bank. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables. The total portfolio of receivables held by GECC approximated $2.9 billion at February 1, 2002 and $2.5 billion at February 2, 2001.

Merchandise Inventory Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain processing costs associated with the preparation of inventory for resale.

Property and Depreciation Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts with gains and losses reflected in earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are generally depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease.

Leases Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the charge to earnings is included in depreciation expense in the consolidated financial statements.

Self-Insurance The Company is self-insured for certain losses relating to workers' compensation, automobile, general and product liability claims. The Company has stop loss coverage to limit the exposure arising from these claims. Self-insurance losses for claims filed and claims incurred but not reported are accrued based upon the Company's estimates of the aggregate liability for uninsured claims incurred using actuarial assumptions followed in the insurance industry and the Company's historical experience.

Income Taxes Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Pre-opening Costs Costs of opening new retail stores are charged to operations as incurred.

Impairment/Store Closing Costs Losses related to impairment of long-lived assets and for long-lived assets to be disposed of are recognized when circumstances indicate the carrying amount of the assets may not be recoverable. At the time management commits to close or relocate a store location, the Company evaluates the carrying value of the assets in relation to its expected future cash flows. If the carrying value of the assets is greater than the expected future cash flows, a provision is made for the impairment of the assets based on the assets' estimated fair value. Impairment losses for closed real estate are made when the carrying value of the assets exceed fair value. The impairment loss is measured based on the excess of carrying value over estimated fair value. When a leased location is closed or becomes impaired, a provision is made for the present value of future lease obligations, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

Revenue Recognition The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded.

Advertising Costs associated with advertising are charged to operations as incurred. Advertising expenses were $94.3, $114.1 and $69.2 million for 2001, 2000 and 1999, respectively.

Stock-Based Compensation The Company applies the intrinsic value method of accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price approximated the fair market value of the stock on the date of grant, other than for restricted stock grants.

Recent Accounting Pronouncements In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 will be effective for the Company for the fiscal year beginning February 2, 2002. In June 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the company is legally obligated to perform retirement activities at the end of the related asset's life. SFAS No. 143 is effective for the Company for the fiscal year beginning February 1, 2003. Management does not believe that the initial adoption of these standards will have a material impact on the Company's financial statements.

NOTE 2 > MERGER

The Company completed its merger with Eagle Hardware & Garden, Inc. (Eagle) on April 2, 1999. The transaction was structured as a tax-free exchange of the Company's common stock for Eagle's common stock, and was accounted for as a pooling of interests. The Company incurred $24.4 million of merger related costs which were charged to operations during the first quarter of fiscal year 1999. These costs consisted of $15.7 million relating to the write-off of nonusable Eagle properties, $1.5 million for severance obligations to former Eagle executives, and $7.2 million in direct merger costs such as accounting, legal, investment banking and other miscellaneous fees.

NOTE 3 > INVESTMENTS

The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at February 1, 2002 and February 2, 2001 are as follows:

February 1, 2002

(In Thousands) Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$ 8,664	$ 104	–	$ 8,768
Money Market Preferred Stock	40,000	–	–	40,000
Corporate Notes	4,952	166	–	5,118
Federal Agency Note	500	3	–	503
Classified as Short-Term	**54,116**	**273**	–	**54,389**
Municipal Obligations	15,980	488	–	16,468
Corporate Notes	4,891	300	–	5,192
Classified as Long-Term	**20,871**	**788**	–	**21,660**
Total	**$74,987**	**$1,061**	–	**$76,049**

February 2, 2001

(In Thousands) Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$12,836	$ 51	$16	$12,871
Classified as Short-Term	**12,836**	**51**	**16**	**12,871**
Municipal Obligations	23,800	276	1	24,075
Federal Agency Note	500	10	–	510
Corporate Notes	9,756	349	–	10,105
Classified as Long-Term	**34,056**	**635**	**1**	**34,690**
Total	**$46,892**	**$686**	**$17**	**$47,561**

The proceeds from sales of available-for-sale securities were $1.0, $8.6 and $17.1 million for 2001, 2000 and 1999, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations and corporate notes classified as long-term at February 1, 2002 will mature in one to five years.

NOTE 4 > PROPERTY AND ACCUMULATED DEPRECIATION

Property is summarized below by major class:

(In Thousands)	February 1, 2002	February 2, 2001
Cost:		
Land	$2,622,803	$2,150,206
Buildings	4,276,713	3,465,163
Store, Distribution and Office Equipment	3,106,099	2,623,822
Leasehold Improvements	626,737	389,140
Total Cost	**10,632,352**	**8,628,331**
Accumulated Depreciation and Amortization	(1,978,913)	(1,593,371)
Net Property	**$8,653,439**	**$7,034,960**

The estimated depreciable lives, in years, of the Company's property are: buildings, 20 to 40; store, distribution and office equipment, 3 to 10; leasehold improvements, generally the life of the related lease.

Net property includes $460.9 and $454.4 million in assets under capital leases at February 1, 2002 and February 2, 2001, respectively.

NOTE 5 > IMPAIRMENT AND STORE CLOSING COSTS

When the Company's management makes the decision to close or relocate a store, the carrying value of the related assets is evaluated in relation to their expected future cash flows. Losses related to impairment of long-lived assets to be disposed of are recognized when the expected future cash flows are less than the assets' carrying value. If the carrying value of the assets is greater than the expected future cash flows, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on internal or external appraisals and the Company's historical experience. Provisions for impairment and store closing costs are included in selling, general and administrative expenses.

The carrying amount of closed store real estate is included in other assets and amounted to $81.6 and $76.4 million at February 1, 2002 and February 2, 2001, respectively.

When leased locations are closed or become impaired, a liability is recognized for the net present value of future lease obligations net of anticipated sublease income. The following table illustrates this liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheet.

Lease Liability	
Balance at January 29, 1999	**$ 18,433,701**
Accrual for Store Closing Costs	4,489,091
Lease Payments, Net of Sublease Income	(5,483,037)
Balance at January 28, 2000	**$ 17,439,755**
Accrual for Store Closing Costs	8,246,117
Lease Payments, Net of Sublease Income	(6,250,011)
Balance at February 2, 2001	**$ 19,435,861**
Accrual for Store Closing Costs	6,262,682
Lease Payments, Net of Sublease Income	(8,646,099)
Balance at February 1, 2002	**$ 17,052,444**

NOTE 6 > SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has an $800 million senior credit facility. The facility is split into a $400 million five-year tranche, expiring in August 2006 and a $400 million 364-day tranche, expiring in August 2002, which is renewable annually. The facility is used to support the Company's $800 million commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company was in compliance with these covenants at February 1, 2002. Fifteen banking institutions are participating in the $800 million senior credit facility and as of February 1, 2002, there were no outstanding loans under the facility. This facility replaced a $300 million revolving credit agreement in August 2001. The Company intends to renew the 364-day tranche in August 2002. At February 2, 2001, the Company had $149.8 million of commercial paper outstanding supported by the $300 million facility.

The Company also has a $100 million revolving credit and security agreement, expiring in December 2002 and renewable annually, with a financial institution. Interest rates under this agreement are determined at the time of borrowing based on market conditions in accordance with the terms of the agreement. The Company had $100 million outstanding at February 1, 2002 under this agreement. The Company intends to renew this facility in December 2002. At February 1, 2002, the Company had $134.7 million in accounts receivable pledged as collateral under this agreement. This agreement replaced a $100 million revolving credit agreement which expired in November 2001. The Company had $100 million outstanding and had $145.0 million in accounts receivable pledged as collateral at February 2, 2001 under the former agreement.

In addition, $25 million was available as of February 1, 2002, and $100 million was available on February 2, 2001, on an unsecured basis, for the purpose of short-term borrowings on a bid basis from various banks. These lines are uncommitted and are reviewed periodically by both the banks and the Company. There were no borrowings outstanding under these lines of credit as of February 1, 2002 or February 2, 2001.

Seven banks have extended lines of credit aggregating $276.5 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the amounts of standby letters of credit. Outstanding letters of credit totaled $162.2 million as of February 1, 2002 and $133.2 million as of February 2, 2001.

The interest rate on short-term borrowings outstanding at February 1, 2002 was 1.86%. At February 2, 2001, the weighted average interest rate on short-term borrowings was 6.40%.

NOTE 7 > LONG-TERM DEBT

(In Thousands) Debt Category	Interest Rates		Fiscal Year of Final Maturity	February 1, 2002	February 2, 2001
Secured Debt:[1]					
Mortgage Notes	7.00% to	9.25%	2028	$ 61,631	$ 93,395
Other Notes	1.55% to	8.00%	2020	4,764	7,117
Unsecured Debt:					
Debentures	6.50% to	6.88%	2029	691,790	691,481
Notes	7.50% to	8.25%	2010	993,692	992,583
Medium Term Notes Series A	7.08% to	8.20%	2023	106,000	121,000
Medium Term Notes[2] Series B	6.70% to	7.59%	2037	266,363	266,215
Senior Notes		6.38%	2005	99,597	99,493
Convertible Notes	0.9% to	2.5%	2021	1,102,677	-
Capital Leases	6.58% to	19.57%	2029	466,756	468,726
Total Long-Term Debt				**3,793,270**	**2,740,010**
Less Current Maturities				59,259	42,341
Long-Term Debt, Excluding Current Maturities				**$3,734,011**	**$2,697,669**

Debt maturities, exclusive of capital leases, for the next five fiscal years are as follows (in millions): 2002, $40.3; 2003, $8.8; 2004, $55.7; 2005, $609.0; 2006, $7.7.

The Company's debentures, senior notes, medium term notes and convertible notes contain certain financial covenants, including the maintenance of specific financial ratios, among others. The Company was in compliance with all covenants in these agreements at February 1, 2002 and February 2, 2001.

In October 2001, the Company issued $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2003 or October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at February 1, 2002.

In February 2001, the Company issued $1.005 billion aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2004 at a price of $655.49 per note or in February 2011 at a price of $780.01 per note. On either of these dates, the Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before February 2004, each holder may require the Company to purchase, for cash, all or a portion of the holder's notes.

[1] Real properties pledged as collateral for secured debt had net book values at February 1, 2002, as follows: mortgage notes – $134.5 million and other notes – $26.6 million.

[2] Approximately 37% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.

NOTE 8 > FINANCIAL INSTRUMENTS

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable, and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases is as follows:

	February 1, 2002		February 2, 2001	
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
Long-Term Debt				
(Excluding Capital Leases)	$3,326,514	$3,813,861	$2,271,284	$2,271,729

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 9 > EARNINGS PER SHARE

Basic earnings per share (EPS) excludes dilution and is computed by dividing net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. The effect of the assumed conversion of the $580.7 million Senior Convertible Notes, issued in October 2001, has been excluded from diluted earnings per share for the year ended February 1, 2002 because none of the conditions that would permit conversion had been satisfied during the period (see Note 7). Following is the reconciliation of EPS for 2001, 2000, and 1999.

(In Thousands, Except Per Share Data)	2001	2000	1999
Basic Earnings per Share:			
Net Earnings	$ 1,023,262	$ 809,871	$ 672,795
Weighted Average Shares Outstanding	772,098	765,596	762,480
Basic Earnings per Share	$ 1.33	$ $1.06	$ 0.88
Diluted Earnings per Share:			
Net Earnings	$ 1,023,262	$ 809,871	$ 672,795
Net Earnings Adjustment for Interest on Convertible Debt Net of Tax	9,315	–	–
Net Earnings, as Adjusted	**$ 1,032,577**	**$ 809,871**	**$ 672,795**
Weighted Average Shares Outstanding	772,098	765,596	762,480
Dilutive Effect of Stock Options	6,559	3,354	5,228
Dilutive Effect of Convertible Debt	15,940	–	–
Weighted Average Shares, as Adjusted	**794,597**	**768,950**	**767,708**
Diluted Earnings per Share	$ 1.30	$ 1.05	$ 0.88

NOTE 10 > SHAREHOLDERS' EQUITY

Authorized shares of common stock were 2.8 billion at February 1, 2002 and February 2, 2001.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

The Company has a shareholder rights plan, which provides for a distribution of 0.5 preferred share purchase rights on each outstanding share of common stock. Purchase rights become distributable and exercisable only if a person or group acquires or commences a tender offer for 15% or more of Lowe's common stock. Once exercisable, each 0.5 purchase right will entitle shareholders (other than the acquiring person or group) to buy one unit of a series of preferred stock for $76.25; the price of the unit to the acquiring person or group in such event would be $152.50. Each unit is intended to be the economic equivalent of one share of common stock, and the plan was adopted to act as a deterrent to unsolicited offers to acquire control of the Company. The rights will expire in 2008, unless the Company redeems or exchanges them earlier.

The Company has three stock incentive plans, referred to as the "2001," "1997," and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, 2007 under the 1997 plan, and 2004 under the 1994 plan. Stock options generally have terms ranging from 5 to 10 years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value on the date of grant. At February 1, 2002, there were 25,844,880, 1,515,486, and 1,393,750 shares available for grants under the 2001, 1997, and 1994 plans, respectively.

Stock option information related to the 2001, 1997, and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at January 29, 1999	**11,488**	**$13.35**
Granted	2,288	$24.97
Canceled or Expired	(1,240)	$21.38
Exercised	(1,470)	$10.73
Outstanding at January 28, 2000	**11,066**	**$16.18**
Granted	7,370	$23.39
Canceled or Expired	(1,672)	$23.33
Exercised	(1,256)	$10.03
Outstanding at February 2, 2001	**15,508**	**$19.43**
Granted	10,866	$34.17
Canceled or Expired	(1,611)	$25.50
Exercised	(5,622)	$14.99
Outstanding at February 1, 2002	**19,141**	**$28.77**
Exercisable at February 1, 2002	**6,707**	**$21.67**
Exercisable at February 2, 2001	**9,422**	**$16.94**
Exercisable at January 28, 2000	**6,540**	**$12.81**

	Outstanding			**Exercisable**	
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted-Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$ 5.18 - $ 7.52	117	3.2	$ 5.98	117	$ 5.98
8.70 - 12.90	524	2.9	11.65	524	11.65
13.19 - 19.73	292	5.1	15.28	292	15.28
20.71 - 30.66	14,050	5.3	25.13	5,774	23.21
$31.16 - $45.70	4,158	7.0	44.85	–	–
Totals	**19,141**	**5.5**	**$ 28.77**	**6,707**	**$ 21.67**

Restricted stock awards of 20,000, and 1,741,400 shares, with per share weighted-average fair values of $17.57, and $12.40, were granted to certain executives in 1998 and 1997, respectively. No restricted stock awards were granted in 2001, 2000, and 1999. These shares were nontransferable and subject to forfeiture for periods prescribed by the Company. During 2001, a total of 31,800 shares were forfeited and 312,600 shares vested. At February 1, 2002, all restricted stock awards were fully vested. Related expenses (charged to compensation expense) for 2001, 2000 and 1999 were $1.9, $7.3, and $12.5 million, respectively.

In 1999, the Company's shareholders approved the Lowe's Companies, Inc. Directors' Stock Option Plan, which replaced the Directors' Stock Incentive Plan that expired on May 29, 1998. During the term of the Plan, each non-employee Director will be awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 500,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant. During 2001, 40,000 shares were granted at a price of $35.91 per share; these shares remain outstanding at February 1, 2002. During 2000, 32,000 shares were granted at a price of $22.88 per share and remain outstanding at February 1, 2002. At February 1, 2002, a total of 10,672 options are exercisable from the 2000 grant. During 1999, 36,000 shares were granted under the Plan at a price of $25.84 per share, of which 28,000 remain outstanding at February 1, 2002. During 2001, 8,000 shares were canceled under the Plan. At February 1, 2002, a total of 18,669 shares are exercisable under the 1999 grant.

During 2000, the Company established a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 7,436,586 remaining available at February 1, 2002. The purchase price of this stock is equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. The Company issued 1,688,966 and 874,448 shares of common stock pursuant to this plan during 2001 and 2000, respectively. No compensation expense has been recorded in the accompanying consolidated statements of earnings related to this Plan as the Plan qualifies as non-compensatory.

The Company applies the intrinsic value method of accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for stock-based compensation where the option price of the stock approximated the fair market value of the stock on the date of grant, other than for restricted stock grants. Had compensation expense for 2001, 2000, and 1999 stock options granted been determined using the fair value method, the Company's net earnings and earnings per share (EPS) amounts would approximate the following pro forma amounts (in thousands, except per share data):

	2001		**2000**		**1999**	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Earnings	$1,023,262	$968,181	$809,871	$773,430	$672,795	$652,786
Basic EPS	$ 1.33	$ 1.25	$ 1.06	$ 1.01	$ 0.88	$ 0.86
Diluted EPS	$ 1.30	$ 1.22	$ 1.05	$ 1.01	$ 0.88	$ 0.85

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed below.

	2001	2000	1999
Weighted average fair value per option	**$ 17.39**	**$ 11.57**	**$ 13.03**
Assumptions used:			
Weighted average expected volatility	41.1%	37.7%	38.1%
Weighted average expected dividend yield	0.23%	0.41%	0.52%
Weighted average risk-free interest rate	4.58%	5.15%	6.24%
Weighted average expected life, in years	7.0	7.0	7.0

The Company reports comprehensive income in its consolidated statement of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For the three years ended February 1, 2002, unrealized holding gains (losses) on available-for-sale securities were the only items of other comprehensive income for the Company. The following schedule summarizes the activity in other comprehensive income for the years ended February 1, 2002 and February 2, 2001:

	2001			2000		
(In Thousands)	Pre-Tax Gain (Loss)	Tax (Expense)/ Benefit	After Tax Gain/ (Loss)	Pre-Tax Gain	Tax Expense	After Tax Gain
Unrealized net holding gains/ losses arising during the year	$353	$(124)	$229	$1,319	$(445)	$874
Less: Reclassification adjustment for gains/losses included in net earnings	(16)	6	(10)	5	(2)	3
Unrealized net gains/losses on available-for-sale securities, net of reclassification adjustment	**$369**	**$(130)**	**$239**	**$1,314**	**$(443)**	**$871**

NOTE 11 > LEASES

The Company leases certain store facilities under agreements with original terms generally of 20 years. Certain lease agreements contain rent escalation clauses that are charged to rent expense on a straight-line basis. Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In fiscal years 2001, 2000, and 1999, contingent rentals have been nominal. The leases usually contain provisions for four renewal options of five years each. Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining noncancelable lease terms in excess of one year are summarized as follows:

(In Thousands)	Operating Leases		Capital Leases		
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2002	$ 187,276	$ 429	$ 56,842	$ 2,503	$ 247,050
2003	192,328	41	56,795	2,303	251,467
2004	186,976	4	56,978	1,944	245,902
2005	181,349	–	56,993	182	238,524
2006	177,237	–	56,993	42	234,272
Later Years	2,065,727	–	559,958	–	2,625,685
Total Minimum Lease Payments	**$2,990,893**	**$474**	**$844,559**	**$6,974**	**$3,842,900**
Total Minimum Capital Lease Payments			**$ 851,533**		
Less Amount Representing Interest			384,777		
Present Value of Minimum Lease Payments			**466,756**		
Less Current Maturities			18,938		
Present Value of Minimum Lease Payments, Less Current Maturities			**$ 447,818**		

Rental expenses under operating leases for real estate and equipment were $188.2, $161.9 and $144.0 million in 2001, 2000 and 1999, respectively.

The Company has three operating lease agreements whereby lessors have committed to purchase land, fund construction costs and lease properties to the Company. The initial lease terms are five years with two five-year renewal options. One initial term expires in 2005 and the two remaining initial lease terms expire in 2006. The agreements contain guaranteed residual values up to a portion of the properties' original cost and purchase options at original cost for all properties under the agreements. The agreements contain certain restrictive covenants which include maintenance of specific financial ratios, among others. The Company has financed four regional distribution centers, two of which are under construction, and 14 retail stores through these lease agreements. Total commitments under these operating lease agreements as of February 1, 2002 and February 2, 2001 were $329.4 and $236.1 million, respectively. Outstanding advances under those commitments were $201.1 and $167.7 million as of February 1, 2002 and February 2, 2001. Payments related to these lease agreements have been included in the minimum lease payments table above.

NOTE 12 > EMPLOYEE RETIREMENT PLANS

The Company's contribution to its Employee Stock Ownership Plan (ESOP) is based on a minimum contribution that may be increased based on the attainment of certain performance measures which are subject to approval by the Board of Directors. The ESOP generally covers all Lowe's employees after completion of one year of employment and 1,000 hours of service during that year, with contributions vesting ratably over seven years. Employees participating in the Plan, who are age 50 or older with 10 or more years of service, are provided with a diversification option allowing them to transfer 50% of their shares in the Plan to the Company's 401(k) Plan. Participating employees, with at least 20 years of service, may also elect to receive a one-time withdrawal of 50% of their balance. Once a participant reaches age 59 1/2, with seven or more years of service, they may elect to have their entire account balance distributed to them. Contributions are allocated to participants based on their eligible compensation relative to total eligible compensation. Contributions may be made in cash or shares of the Company's common stock and are usually made in the following year. ESOP expense for 2001, 2000 and 1999 was $119.2, $72.1 and $84.7 million, respectively. At February 1, 2002 the ESOP held approximately 6.2% of the outstanding common stock of the Company. Company shares held on the participants behalf by the Plan are voted by the participants.

The Company's contributions to the 401(k) plan are based upon a matching formula applied to employee contributions. Employees are eligible to participate in the 401(k) plan after completing 90 days of continuous service. The Company's contributions to the 401(k) plan vest immediately in the participant's account. Company contributions to the 401(k) for 2001, 2000 and 1999 were $14.7, $13.6 and $11.5 million, respectively. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the plan. Company shares held on the participants behalf by the Plan are voted by the participants.

NOTE 13 > INCOME TAXES

	2001	2000	1999
	Statutory Rate Reconciliation		
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes—Net of Federal Tax Benefit	3.0	2.7	2.8
Other, Net	(1.0)	(0.9)	(1.1)
Effective Tax Rate	**37.0%**	**36.8%**	**36.7%**
(In Thousands)	Components of Income Tax Provision		
Current			
Federal	$490,569	$398,335	$333,257
State	68,762	49,950	43,626
Total Current	**559,331**	**448,285**	**376,883**
Deferred			
Federal	35,120	19,298	11,303
State	6,538	3,986	2,136
Total Deferred	**41,658**	**23,284**	**13,439**
Total Income Tax Provision	**$600,989**	**$471,569**	**$390,322**

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 1, 2002 and February 2, 2001 is as follows (in thousands):

		February 1, 2002	
(In Thousands)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 27,856	–	$ 27,856
Insurance	62,885	–	62,885
Depreciation	–	$ (330,888)	(330,888)
Vacation Accrual	27,160	–	27,160
Sales Returns	8,397	–	8,397
Other, Net	12,282	(19,885)	(7,603)
Total	**$138,580**	**$ (350,773)**	**$ (212,193)**

		February 2, 2001	
(In Thousands)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 20,879	–	$ 20,879
Insurance	45,228	–	45,228
Depreciation	–	$ (272,170)	(272,170)
Vacation Accrual	23,220	–	23,220
Sales Returns	6,467	–	6,467
Other, Net	19,492	(13,522)	5,970
Total	**$115,286**	**$ (285,692)**	**$ (170,406)**

NOTE 14 > LITIGATION

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are considered material to the Company.

NOTE 15 > OTHER INFORMATION

Net interest expense is composed of the following:

(In Thousands)	2001	2000	1999
Long-Term Debt	$161,228	$117,024	$86,675
Mortgage Interest	7,980	7,667	6,686
Capitalized Leases	40,441	42,041	42,552
Short-Term Debt	4,154	11,638	5,847
Amortization of Original Issue Discount and Loan Costs	18,165	2,631	801
Interest Income	(24,653)	(25,049)	(38,373)
Interest Capitalized	(33,778)	(35,127)	(19,336)
Net Interest Expense	**$173,537**	**$120,825**	**$84,852**

Supplemental Disclosures of Cash Flow Information:

(In Thousands)	2001	2000	1999
Cash Paid for Interest			
(Net of Amount Capitalized)	$178,354	$132,457	$128,265
Cash Paid for Income Taxes	$532,235	$428,385	$408,366
Noncash Investing and Financing Activities:			
Fixed Assets Acquired under			
Capital Leases	$ 12,677	$ 1,259	$ 27,573
Termination of Capital Leases	-	2,223	-
Common Stock Issued to ESOP (Note 12)	63,449	-	59,512
Common Stock Issued to Executives and			
Directors, net of Unearned Compensation	1,912	7,734	12,488
Notes Received in Exchange for Sale			
of Real Estate	$ 4,150	$ -	$ -

Sales by Product Category:

	2001		2000		1999	
(Dollars in Millions) Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$2,504	11%	$ 1,922	10%	$ 1,341	8%
Lumber/Plywood	1,997	9	1,676	9	1,607	10
Outdoor Fashion	1,474	7	1,323	7	1,102	7
Millwork	1,443	6	1,197	6	1,021	6
Nursery	1,401	6	1,247	7	1,006	6
Cabinets/Furniture/ Shelving	1,383	6	1,138	6	897	6
Fashion Electrical	1,340	6	1,135	6	959	6
Tools	1,282	6	1,124	6	951	6
Flooring	1,278	6	1,009	5	726	5
Fashion Plumbing	1,263	6	1,046	6	862	5
Hardware	1,251	6	1,070	6	946	6
Paint	1,244	6	996	5	858	5
Building Materials	1,239	6	1,148	6	1,080	7
Rough Plumbing & Electrical	1,147	5	993	5	854	5
Outdoor Power Equipment	818	4	768	4	676	4
Walls/Windows	533	2	452	2	361	2
Other	514	2	535	4	659	6
Totals	**$22,111**	**100%**	**$18,779**	**100%**	**$15,906**	**100%**

Lowe's Companies, Inc.
Quarterly Review of Performance (Unaudited)

Earnings Statements
(In Thousands, Except Per Share Data)

				Fiscal 2001				Fiscal 2000
Quarter Ended	2/1/02	11/2/01	8/3/01	5/4/01	2/2/01	10/27/00	7/28/00	4/28/00
Net Sales	**$5,253,483**	**$5,454,534**	**$6,126,726**	**$5,276,365**	**$4,543,052**	**$4,504,141**	**$5,264,252**	**$4,467,114**
Gross Margin	1,565,715	1,590,889	1,717,708	1,493,529	1,291,253	1,299,372	1,452,027	1,248,116
Expenses:								
S,G & A	1,000,868	973,036	999,706	939,745	874,873	809,427	857,052	806,708
Store Opening Costs	32,842	42,766	28,470	35,792	41,027	37,161	27,852	25,785
Depreciation	139,125	134,054	124,571	119,078	111,954	104,681	98,495	93,488
Interest	46,178	43,419	42,614	41,326	40,567	28,021	26,224	26,013
Total Expenses	**1,219,013**	**1,193,275**	**1,195,361**	**1,135,941**	**1,068,421**	**979,290**	**1,009,623**	**951,994**
Pre-Tax Earnings	346,702	397,614	522,347	357,588	222,832	320,082	442,404	296,122
Income Tax Provision	128,300	147,117	193,264	132,308	82,002	117,789	162,805	108,973
Net Earnings	**$ 218,402**	**$ 250,497**	**$ 329,083**	**$ 225,280**	**$ 140,830**	**$ 202,293**	**$ 279,599**	**$ 187,149**
Basic Earnings Per Share	**$ 0.28**	**$ 0.32**	**$ 0.43**	**$ 0.29**	**$ 0.18**	**$ 0.26**	**$ 0.37**	**$ 0.24**
Diluted Earnings Per Share	**$ 0.28**	**$ 0.32**	**$ 0.42**	**$ 0.29**	**$ 0.18**	**$ 0.26**	**$ 0.36**	**$ 0.24**

Earnings Statement Changes
Changes from same quarter previous year, to nearest tenth percent

				Fiscal 2001				Fiscal 2000
Quarter Ended	2/1/02	11/2/01	8/3/01	5/4/01	2/2/01	10/27/00	7/28/00	4/28/00
Net Sales	**15.6%**	**21.1%**	**16.4%**	**18.1%**	**19.9%**	**15.2%**	**18.7%**	**18.4%**
Gross Margin	21.3	22.4	18.3	19.7	17.7	19.3	22.3	23.9
Expenses:								
S,G & A	14.4	20.2	16.6	16.5	23.1	16.9	21.6	21.4
Store Opening Costs	(20.0)	15.1	2.2	38.8	5.1	44.5	80.1	41.6
Depreciation	24.3	28.1	26.5	27.4	22.7	21.1	20.5	20.0
Interest	13.8	55.0	62.5	58.9	97.6	48.1	18.7	11.6
Total Expenses	**14.1**	**21.9**	**18.4**	**19.3**	**24.0**	**18.9**	**22.5**	**17.8**
Pre-Tax Earnings	55.6	24.2	18.1	20.8	(5.2)	20.3	21.8	48.9
Income Tax Provision	56.5	24.9	18.7	21.4	(4.7)	21.0	22.4	47.3
Net Earnings	**55.1**	**23.8**	**17.7**	**20.4**	**(5.4)**	**19.9**	**21.5**	**49.8**
Basic Earnings Per Share	**55.6**	**23.1**	**16.2**	**20.8**	**(5.1)**	**20.5**	**21.7**	**48.5**
Diluted Earnings Per Share	**55.6%**	**23.1%**	**16.7%**	**20.8%**	**(5.1)%**	**20.5%**	**21.7%**	**48.5%**

Earnings Statement Percentages
Percent of sales to nearest hundredth; income tax is % of pre-tax earnings

				Fiscal 2001				Fiscal 2000
Quarter Ended	2/1/02	11/2/01	8/3/01	5/4/01	2/2/01	10/27/00	7/28/00	4/28/00
Net Sales	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Gross Margin	29.80	29.17	28.04	28.31	28.42	28.85	27.58	27.94
Expenses:								
S,G & A	19.05	17.84	16.32	17.81	19.26	17.97	16.28	18.06
Store Opening Costs	0.63	0.78	0.46	0.68	0.90	0.83	0.53	0.58
Depreciation	2.64	2.46	2.03	2.26	2.47	2.32	1.87	2.09
Interest	0.88	0.80	0.70	0.78	0.89	0.62	0.50	0.58
Total Expenses	**23.20**	**21.88**	**19.51**	**21.53**	**23.52**	**21.74**	**19.18**	**21.31**
Pre-Tax Earnings	6.60	7.29	8.53	6.78	4.90	7.11	8.40	6.63
Income Tax Provision	37.00	37.00	37.00	37.00	36.80	36.80	36.80	36.80
Net Earnings	**4.16%**	**4.59%**	**5.37%**	**4.27%**	**3.10%**	**4.49%**	**5.31%**	**4.19%**

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2001			Fiscal 2000			Fiscal 1999		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 32.30	$ 24.79	$ 0.018	$ 33.63	$ 20.38	$ 0.018	$ 33.22	$ 25.66	$ 0.015
2nd Quarter	39.86	30.30	0.020	26.35	20.19	0.018	30.00	24.84	0.015
3rd Quarter	39.30	24.99	0.020	27.25	17.13	0.018	27.97	21.50	0.015
4th Quarter	$ 48.88	$ 33.70	$ 0.020	$ 27.75	$ 18.88	$ 0.018	$ 30.00	$ 21.53	$ 0.018

** Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.*

Monthly Stock Price and Trading Volume

	Fiscal 2001			Fiscal 2000		
	High	Low	Shares Traded	High	Low	Shares Traded
February	$ 29.78	$ 24.79	159,635,600	$ 24.41	$ 20.38	78,014,600
March	32.30	26.60	168,595,600	29.94	20.53	93,315,800
April	31.85	26.15	137,328,000	33.63	24.75	77,020,540
May	36.85	30.30	135,346,800	26.35	21.97	77,542,000
June	39.86	34.06	108,087,600	25.69	20.19	100,249,200
July	39.62	33.50	86,495,700	24.22	20.25	70,378,800
August	39.30	34.83	89,117,900	24.78	20.81	91,991,800
September	38.23	24.99	93,421,100	27.25	22.38	89,266,600
October	35.70	30.00	104,874,500	22.97	17.13	113,143,000
November	45.55	33.70	116,801,800	23.38	19.16	90,516,800
December	48.88	44.79	71,749,900	22.91	18.88	96,274,800
January	$ 46.35	$ 40.15	109,003,900	$ 27.75	$ 21.88	118,297,200

Source: The Wall Street Journal, Bloomberg


Lowe's High/Low Stock Price
adjusted for all splits
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
fiscal year

Stock Splits and Stock Dividends
since 1961

- *A 100% stock dividend, effective April 5, 1966, (which had the net effect of a 2-for-1 stock split).*
- *A 2-for-1 stock split, effective November 18, 1969.*
- *A 50% stock dividend, effective November 30, 1971, (which had the net effect of a 3-for-2 stock split).*
- *A $33\frac{1}{3}$% stock dividend, effective July 25, 1972, (which had the net effect of a 4-for-3 stock split).*
- *A 50% stock dividend, effective June 2, 1976, (which had the net effect of a 3-for-2 stock split).*
- *A 3-for-2 stock split, effective November 2, 1981.*
- *A 5-for-3 stock split, effective April 29, 1983.*
- *A 100% stock dividend, effective June 29, 1992, (which had the net effect of a 2-for-1 stock split).*
- *A 2-for-1 stock split, effective April 4, 1994.*
- *A 2-for-1 stock split, effective June 29, 1998.*
- *A 2-for-1 stock split, effective July 2, 2001.*


2001: 480
240
120
60
30
18
12
8
6
4
2
1961: 1

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

(In Thousands, Except Per Share Data)	2001	2000	1999	1998	1997
Selected Statements of Earnings Data:					
Net Sales	$ 22,111,108	$ 18,778,559	$ 15,905,595	$ 13,330,540	$ 11,108,378
Gross Margin	6,367,841	5,290,768	4,380,582	3,573,895	2,953,046
Net Earnings	1,023,262	809,871	672,795	500,374	383,030
Basic Earnings Per Share	1.33	1.06	.88	.68	.52
Diluted Earnings Per Share	1.30	1.05	.88	.67	.52
Dividends Per Share	$ .08	$ .07	$ .06	$ .06	$ .06
Selected Balance Sheet Data:					
Total Assets	$ 13,736,219	$ 11,358,167	$ 9,006,757	$ 7,086,882	$ 5,861,790
Long-Term Debt, Excluding Current Maturities	$ 3,734,011	$ 2,697,669	$ 1,726,579	$ 1,364,278	$ 1,191,406

Selected Quarterly Data:	First	Second	Third	Fourth
2001				
Net Sales	$ 5,276,365	$ 6,126,726	$ 5,454,534	$ 5,253,483
Gross Margin	1,493,529	1,717,708	1,590,889	1,565,715
Net Earnings	225,280	329,083	250,497	218,402
Basic Earnings Per Share	.29	.43	.32	.28
Diluted Earnings Per Share	$ .29	$ .42	$ .32	$ .28
2000				
Net Sales	$ 4,467,114	$ 5,264,252	$ 4,504,141	$ 4,543,052
Gross Margin	1,248,116	1,452,027	1,299,372	1,291,253
Net Earnings	187,149	279,599	202,293	140,830
Basic Earnings Per Share	.24	.37	.26	.18
Diluted Earnings Per Share	$ .24	$ .36	$ .26	$ .18

Financial History (Unaudited)

10-YEAR FINANCIAL INFORMATION

	Fiscal Years Ended On	5-year CGR	February 1, 2002	February 2,* 2001	January 28, 2000	January 29, 1999	January 30 1998
	Stores and People						
1	Number of Stores	11.6	744	650	576	520	477
2	Square Footage	19.1	80,702,076	67,774,611	56,981,547	47,795,283	39,860,593
3	Number of Employees	13.1	108,317	94,601	86,160	72,715	64,070
4	Customer Transactions (In Thousands)	15.1	395,141	342,173	299,225	268,232	231,000
5	Average Purchase		$ 55.96	$ 54.88	$ 53.16	$ 49.70	$ 48.09
	Comparative Income Statements (In Thousands)						
6	**Sales**	**18.8**	**$ 22,111,108**	**$18,778,559**	**$15,905,595**	**$13,330,540**	**$11,108,378**
7	Depreciation	19.8	516,828	408,618	337,359	288,607	255,694
8	Operating Income (EBITDA)[1]	25.2	2,314,616	1,810,883	1,485,328	1,156,915	925,940
9	Pre-Tax Earnings	27.2	1,624,251	1,281,440	1,063,117	787,367	598,631
10	Income Tax Provision	NM	600,989	471,569	390,322	286,992	215,601
11	**Net Earnings**	**26.6**	**1,023,262**	**809,871**	**672,795**	**500,374**	**383,030**
12	Cash Dividends	11.5	59,884	53,479	47,558	41,171	38,239
13	Earnings Retained	28.0	$ 963,378	$ 756,392	$ 625,237	$ 459,203	$ 344,791
	Dollars Per Share (Weighted Average Shares, Assuming Dilution)						
14	Sales	16.8	$ 27.83	$ 24.42	$ 20.72	$ 17.74	$ 14.99
15	**Earnings**	**24.8**	**1.30**	**1.05**	**0.88**	**0.67**	**0.52**
16	**Cash Dividends**	**9.9**	**0.08**	**0.07**	**0.06**	**0.06**	**0.06**
17	Earnings Retained	26.1	1.21	0.98	0.81	0.61	0.47
18	Shareholders' Equity	19.0	$ 8.40	$ 7.15	$ 6.12	$ 4.82	$ 4.02
	Financial Ratios						
19	Asset Turnover[2]		1.95	2.08	2.24	2.27	2.22
20	Return on Sales[3]		4.63%	4.31%	4.23%	3.75%	3.45
21	Return on Assets[4]		9.01%	8.99%	9.49%	8.54%	7.66
22	Return on Shareholders' Equity[5]		18.62%	17.25%	18.59%	16.80%	14.92
	Comparative Balance Sheets (In Thousands)						
23	Total Current Assets	18.2	$ 4,920,392	$ 4,157,426	$ 3,687,590	$ 2,864,574	$ 2,426,636
24	Cash and Short-Term Investments	47.4	853,228	468,529	568,792	249,217	274,858
25	Accounts Receivable—Net	7.1	165,578	160,985	147,901	143,928	118,408
26	Merchandise Inventory	14.3	3,610,776	3,285,370	2,812,361	2,384,700	1,985,041
27	Other Current Assets	33.5	198,306	161,498	105,391	44,915	38,659
28	Fixed Assets—Net	25.6	8,653,439	7,034,960	5,177,222	4,085,798	3,321,332
29	Other Assets	19.7	140,728	131,091	110,831	107,794	78,661
30	**Total Assets**	**22.4**	**13,736,219**	**11,358,167**	**9,006,757**	**7,086,882**	**5,861,790**
31	Total Current Liabilities	15.9	3,016,830	2,910,998	2,380,388	1,924,256	1,554,359
32	Accounts Payable	11.9	1,714,776	1,714,370	1,561,380	1,220,543	1,035,882
33	Other Current Liabilities	30.1	795,571	662,410	400,676	269,734	241,041
34	Long-Term Debt (Excluding Current Maturities)	33.6	3,734,011	2,697,669	1,726,579	1,364,278	1,191,406
35	**Total Liabilities**	**23.8**	**7,061,777**	**5,863,282**	**4,311,286**	**3,467,115**	**2,883,786**
36	**Shareholders' Equity**	**21.1**	**$ 6,674,442**	**$ 5,494,885**	**$ 4,695,471**	**$ 3,619,767**	**$ 2,978,004**
37	Equity/Long-Term Debt (Excluding Current Maturities)		1.79	2.04	2.72	2.65	2.50
38	Year-End Leverage Factor: Assets/Equity		2.06	2.07	1.92	1.96	1.97
	Shareholders, Shares and Book Value						
39	Shareholders of Record, Year-End		19,277	16,895	15,446	14,508	12,386
40	Shares Outstanding, Year-End (In Thousands)		775,714	766,484	764,718	748,776	738,476
41	Weighted Average Shares, Assuming Dilution (In Thousands)		794,597	768,950	767,708	751,502	741,264
42	Book Value Per Share		$ 8.60	$ 7.17	$ 6.14	$ 4.83	$ 4.03
	Stock Price During Calendar Year[6] (Adjusted for Stock Splits)						
43	High		$ 48.88	$ 33.63	$ 33.22	$ 25.84	$ 12.24
44	Low		$ 24.79	$ 17.13	$ 21.50	$ 11.00	$ 7.91
45	Closing Price December 31		$ 46.41	$ 22.25	$ 29.88	$ 25.59	$ 11.93
	Price/Earnings Ratio						
46	High		38	32	38	39	24
47	Low		19	16	24	16	15

	January 31, 1997	January 31, 1996	January 31, 1995	January 31, 1994	January 31, 1993	
1	429	389	355	324	310	1
2	33,729,529	26,806,111	20,852,368	15,694,889	10,828,722	2
3	58,585	48,405	40,637	31,243	22,569	3
4	195,778	163,193	136,342	100,963	84,268	4
5	$ 47.82	$ 47.13	$ 48.62	$ 48.15	$ 47.39	5
6	**$ 9,361,204**	**$ 7,691,116**	**$ 6,629,276**	**$ 4,860,939**	**$ 3,993,699**	6
7	209,612	159,281	116,415	83,877	71,326	7
8	753,099	582,134	493,432	332,296	228,750	8
9	487,765	377,415	344,492	230,611	141,766	9
10	173,035	135,052	126,952	78,657	47,119	10
11	**314,730**	**242,363**	**217,540**	**151,954**	**94,647**	11
12	34,709	30,471	27,433	23,571	21,153	12
13	$ 280,021	$ 211,892	$ 190,107	$ 128,383	$ 73,494	13
14	$ 12.83	$ 10.76	$ 9.57	$ 7.59	$ 6.60	14
15	**0.43**	**0.34**	**0.31**	**0.24**	**0.16**	15
16	**0.05**	**0.05**	**0.04**	**0.04**	**0.04**	16
17	0.38	0.30	0.27	0.20	0.12	17
18	$ 3.52	$ 2.60	$ 2.31	$ 1.66	$ 1.38	18
19	2.36	2.22	2.70	2.79	2.66	19
20	3.36%	3.15%	3.28%	3.13%	2.37%	20
21	7.93%	6.99%	8.87%	8.73%	6.29%	21
22	16.95%	15.12%	20.48%	18.21%	13.24%	22
23	$ 2,134,761	$ 1,804,994	$ 1,744,465	$ 1,233,872	$ 827,344	23
24	122,558	177,888	273,914	110,920	56,128	24
25	117,562	113,483	109,214	48,500	53,288	25
26	1,854,795	1,483,397	1,332,831	1,017,424	690,859	26
27	46,824	38,329	34,857	68,513	37,863	27
28	2,771,889	2,059,427	1,559,851	1,120,339	832,679	28
29	57,301	61,857	79,466	58,009	57,929	29
30	**4,999,566**	**3,967,337**	**3,467,241**	**2,452,628**	**1,741,222**	30
31	1,443,249	1,051,466	1,014,775	735,861	529,475	31
32	978,224	696,484	721,149	503,696	349,693	32
33	213,062	162,598	144,554	86,482	75,670	33
34	875,754	967,725	784,991	597,248	313,562	34
35	**2,432,020**	**2,110,637**	**1,864,118**	**1,390,530**	**906,569**	35
36	**$ 2,567,546**	**$ 1,856,700**	**$ 1,603,123**	**$ 1,062,098**	**$ 834,653**	36
37	2.93	1.92	2.04	1.78	2.66	37
38	1.95	2.14	2.16	2.31	2.09	38
39	12,530	12,728	11,360	8,773	8,475	39
40	730,596	672,984	667,344	620,698	606,330	40
41	729,516	714,668	692,880	640,102	604,710	41
42	$ 3.51	$ 2.76	$ 2.40	$ 1.71	$ 1.38	42
43	$ 10.88	$ 9.72	$ 10.35	$ 7.75	$ 3.59	43
44	$ 7.16	$ 6.50	$ 6.94	$ 3.33	$ 2.00	44
45	$ 8.91	$ 8.38	$ 8.69	$ 7.44	$ 3.02	45
46	25	29	33	32	22	46
47	17	19	22	14	13	47

Explanatory Notes

[1] *Pretax Earnings plus Depreciation and Interest.*

[2] *Asset Turnover: Sales divided by Beginning Assets.*

[3] *Return on Sales: Net Earnings divided by Sales.*

[4] *Return on Assets: Net Earnings divided by Beginning Assets.*

[5] *Return on Shareholders' Equity: Net Earnings divided by Beginning Equity.*

[6] *Stock Price Source: The Wall Street Journal*

* *Fiscal year ended February 2, 2001 contained 53 weeks. All other years contained 52 weeks.*

NM = not meaningful

CGR = compound growth rate

Board of Directors



Standing, l-r: Robert Ingram, Kenneth Lewis, Thomas O'Malley, Peter Browning, Paul Fulton, Leonard Berry.
Seated, l-r: Dawn Hudson, Richard Lochridge, Robert Schwartz, Robert Tillman, Claudine Malone.

BOARD OF DIRECTORS

Robert L. Tillman	Chairman of the Board and Chief Executive Officer, Lowe's Companies, Inc., Wilkesboro, NC 3*
Leonard L. Berry, Ph.D.	Distinguished Professor of Marketing and M.B. Zale Chair in Retailing and Marketing Leadership, Texas A&M University, College Station, TX 1,4
Peter C. Browning	Chairman of the Board, Nucor Corporation, Charlotte, NC 2,3,4*
Paul Fulton	Chairman of the Board, Bassett Furniture Industries, Bassett, VA 2*,3,4
Dawn E. Hudson	Senior Vice President, Strategy and Marketing, PCNA, Pepsi-Cola Company, Purchase, NY 1,4
Robert A. Ingram	Chief Operating Officer and President, Pharmaceutical Operations, GlaxoSmithKline, Research Triangle Park, NC 2,4
Kenneth D. Lewis	Chairman, Chief Executive Officer and President, Bank of America, Charlotte, NC 2,4
Richard K. Lochridge	President, Lochridge & Company, Boston, MA 1*,3,4
Claudine B. Malone	President and Chief Executive Officer, Financial & Management Consulting, Inc., McLean, VA 2,4
Thomas O'Malley	Chairman, President and Chief Executive Officer, Premcor, Old Greenwich, CT 1,4
Robert G. Schwartz	Former Chairman of the Board, President and Chief Executive Officer, Metropolitan Life Insurance Company, Inc., New York, NY 2,4

Committee Membership

1 – Audit Committee
2 – Compensation and Organization Committee
3 – Executive Committee
4 – Governance Committee

** 2002 Committee Chairman*

EXECUTIVE MANAGEMENT

Robert L. Tillman	Chairman of the Board and Chief Executive Officer
Robert A. Niblock	Executive Vice President and Chief Financial Officer
Dale C. Pond	Executive Vice President, Merchandising
Larry D. Stone	Executive Vice President, Store Operations
William C. Warden, Jr.	Executive Vice President, Administration
Thomas E. Whiddon	Executive Vice President, Logistics and Technology
Theresa A. Anderson	Senior Vice President, Merchandising Sales and Service
Kenneth W. Black, Jr.	Senior Vice President and Chief Accounting Officer
Gregory M. Bridgeford	Senior Vice President, Business Development
Michael K. Brown	Senior Vice President, Store Operations — Western Division
Nick Canter	Senior Vice President, Store Operations — Northern Division
Robert J. Gfeller, Jr.	Senior Vice President, Marketing and Advertising
Stephen A. Hellrung	Senior Vice President, General Counsel and Secretary
Lee Herring	Senior Vice President, Distribution
Perry G. Jennings	Senior Vice President, Human Resources
John L. Kasberger	Senior Vice President and General Merchandising Manager — Hardlines
Michael K. Menser	Senior Vice President and General Merchandising Manager — Home Décor
David E. Shelton	Senior Vice President, Real Estate/Engineering & Construction
Dave Steed	Senior Vice President and General Merchandising Manager — Building Products
Gregory J. Wessling	Senior Vice President, Store Operations — Southern Division

Investor Information

STOCK TRANSFER AGENT & REGISTRAR, DIVIDEND DISBURSING AGENT AND DIVIDEND REINVESTING AGENT

EquiServe Trust Company N.A.
P. O. Box 8218
Boston, MA 02266-8218
877-282-1174

DIVIDEND HISTORY

Lowe's has paid a cash dividend each quarter since becoming a public company in 1961.

DIVIDEND DECLARATION DATES

Usually the middle of April, July, October and January

DIVIDEND PAYMENT DATES

Usually the last of April, July, October and January

LOWE'S CONTACT NUMBERS

TELEPHONE
336-658-4000

FACSIMILE
336-658-4766

LOWE'S ADDRESSES

MAILING
P.O. Box 1111
North Wilkesboro, NC 28656

STREET
1605 Curtis Bridge Road
Wilkesboro, NC 28697

E-MAIL
webeditor@Lowes.com

WEB
http://www.Lowes.com

ANNUAL MEETING DATE

May 31, 2002 at 10:00 a.m.
Park Hotel
Charlotte, NC

LOWE'S COMMON STOCK

TICKER SYMBOL
LOW

LISTED
New York Stock Exchange
20 Broad Street
New York, NY 10005

GENERAL COUNSEL

Stephen A. Hellrung
Senior Vice President, Secretary
336-658-5445

CERTIFIED PUBLIC ACCOUNTANTS

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202
704-372-3560

SHAREHOLDER SERVICES

Shareholders' and security analysts' inquiries should be directed to:

Marshall Croom
Vice President and Treasurer
336-658-4022

Paul Taaffe
Manager, Investor Relations
336-658-5239

Media inquiries should be directed to:

Chris Ahearn
Director, Public Relations
336-658-7387

For copies of financial information call:
888-34 LOWES (888-345-6937)


LOWE'S
Home Improvement Warehouse
Lowe's Companies, Inc.
1605 Curtis Bridge Road Wilkesboro, North Carolina 28697
www.Lowes.com
LOWES-AR-02